February 17, 2015

Ms. Jennifer Thompson

Mr. Yong Kim

Division of Corporation Finance

Securities and Exchange Commission

100F Street, NE

Mail Stop 7010

Washington, DC 20549

U.S.A.

Re:                 Qunar Cayman Islands Limited

Form 20-F for the Fiscal Year Ended December 31, 2013

Filed April 29, 2014

File No. 1-36144

Dear Ms. Jennifer Thompson and Mr. Yong Kim,

Qunar Cayman Islands Limited (the “Company”) acknowledges receipt of a comment letter from the staff of the Securities and Exchange Commission (the “SEC”) dated February 12, 2015 with respect to the Company’s Form 20-F for the fiscal year ended December 31, 2013.

The Company has carefully reviewed and considered the staff’s comments, and is in the process of preparing a response to these comments. Regrettably, the Company believes that it will not be in a position to respond to the staff’s comments within ten business days, as requested by the staff. The Company would need additional time to collect sufficient information and perform thorough analysis. In addition, February 19, 2015 is the Chinese New Year and February 18 to 24 are official holidays in China. The Company expects to be in a position to respond to the staff’s comments by March 12, 2015 and appreciates the staff’s accommodation in this regard.

Should you have any questions regarding the foregoing or require additional information, please contact me at fax number (86-10) 5760-3530 or email address sam.sun@qunar.com, Mr. Li He of Davis Polk & Wardwell LLP at telephone number (86-10) 8567-5005 or email address li.he@davispolk.com or Mr. Liang Tao of Davis Polk & Wardwell LLP at telephone number (852) 2533-3361 or email address liang.tao@davispolk.com.

Sincerely,

By:	/s/ Sam Hanhui Sun
Name:	Sam Hanhui Sun
Title:	Chief Financial Officer

Cc: Li He, Davis Polk & Wardwell LLP